NEWS RELEASE

Guanacevi Project Production Update And Agreement Overview

September 6, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR : TSX-V, EJD : FSE) announces that production from its Guanacevi Project continues to climb on a monthly basis. Production in July 2005 totaled 108,000 oz silver, up 26% from June 2005 and up 163% from the average monthly production in fiscal Q1 (March-May) 2005.

The steadily growing output of the Guanacevi Project can be attributed to increasing production from the new North Porvenir mine on the Santa Cruz property. In July, North Porvenir produced 6,890 tonnes grading 575 gpt (16.8 opt) silver and 0.96 gpt (0.027 opt) gold at an average throughput of 230 tonnes per day, up 211% from the average daily throughput from North Porvenir in fiscal Q1, 2005.

North Porvenir now represents about 90% of the plant production at this time. The balance of production (10%) comes from toll milling of third party ores and the reprocessing of old plant tailings. Significant unused capacity remains to be filled at the Guanacevi plant, and the mine expansion program now underway is intended to fill that capacity over the next 2 ½ years.

In May 2004, the Company entered into option agreements to acquire a 100% interest in the producing Santa Cruz silver-gold mine, certain mining concessions and the Guanacevi mineral processing plant, all located in Durango, Mexico. Endeavour has already announced the general terms of its option agreements but provides more details herein for the benefit of shareholders.

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of up to all the issued and outstanding shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”). Pursuant to the Minera Santa Cruz Sale and Purchase of Shares with Reservation of Ownership Agreement dated May 17, 2004, the Company has earned a 51% option interest in the shares of Minera Santa Cruz y Garibaldi, S.A. de C.V. (“Minera Santa Cruz”) by payments totaling US $852,143 to January 28, 2005. On January 28, 2006, the Company has the option to pay US $423,571 in order to keep its 51% interest in Minera Santa Cruz and proceed with the purchase option for the remaining 49% interest. Should the Company decide not to pay the US $423,571 on January 28, 2006, the Company would relinquish its 51% interest in Minera Santa Cruz. The Company has the option to increase its interest from 51% to 100% by payments of US $423,571 on January 28, 2006, US $637,858 on January 28, 2007 and another US $637,858 on January 28, 2008.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR

Pursuant to the Metalurgica Guanacevi Sale and Purchase of Assets with Reservation of Ownership Interest Agreement dated May 17, 2004, the Company has earned a 51% option interest in the processing plant from Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica Guanacevi”) by payments totaling US $1,714,286 to January 28, 2005. On January 28, 2006, the Company has the option to pay US $571,429 in order to keep its 51% interest in the processing plant and proceed with the purchase option for the remaining 49% interest. If the Company decides to not pay the US $571,429 on January 28, 2006, the Company would relinquish its 51% option interest in the processing plant. The Company has the option to increase its interest from 51% to 100% by payments of US $571,429 on January 28, 2006, US $857,142 on January 28, 2007 and another US $857,143 on January 28, 2008.

At this time, Endeavour controls 100% of the Guanacevi Project cash-flows until all of its capital investments are paid back including 9% interest because Endeavour has been advancing 100% of the exploration and development capital on behalf of the joint venture.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the exploration, development and operation of the Guanacevi Project.

Endeavour Silver Corp. (EDR : TSX-V, EJD : FSE) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico has the potential to make Endeavour one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR